Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at September 30, 2019 and December 31, 2018 and
for the three and nine months ended September 30, 2019 and 2018

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Sep. 30, 2019	Dec. 31, 2018
Assets
Non-current assets
Investment properties	4	$70,786	$80,196
Equity accounted investments	5	21,617	22,698
Participating loan interests	6	—	268
Property, plant and equipment	7	6,769	7,506
Goodwill	8	974	1,109
Intangible assets	9	1,095	1,179
Other non-current assets	10	2,184	1,856
Loans and notes receivable		248	594
Total non-current assets		103,673	115,406
Current assets
Loans and notes receivable		73	461
Accounts receivable and other	11	1,389	2,361
Cash and cash equivalents		2,141	3,288
Total current assets		3,603	6,110
Assets held for sale	12	1,780	1,004
Total assets		$109,056	$122,520

Liabilities and equity
Non-current liabilities
Debt obligations	13	$45,707	$57,937
Capital securities	14	2,955	2,865
Other non-current liabilities	16	1,411	2,294
Deferred tax liabilities		2,548	2,378
Total non-current liabilities		52,621	65,474
Current liabilities
Debt obligations	13	6,695	5,874
Capital securities	14	74	520
Accounts payable and other liabilities	17	3,585	3,749
Total current liabilities		10,354	10,143
Liabilities associated with assets held for sale	12	1,118	163
Total liabilities		64,093	75,780
Equity
Limited partners	18	12,799	12,353
General partner	18	4	4
Preferred equity	18	421	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	18,19	12,684	12,740
Limited partnership units of Brookfield Office Properties Exchange LP	18,19	84	96
FV LTIP units of the Operating Partnership	18,19	33	—
Class A shares of Brookfield Property REIT Inc. (“BPR”)	18,19	1,914	3,091
Interests of others in operating subsidiaries and properties	19	17,024	18,456
Total equity		44,963	46,740
Total liabilities and equity		$109,056	$122,520

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2019	2018	2019	2018
Commercial property revenue	20	$1,380	$1,251	$4,240	$3,478
Hospitality revenue	21	472	502	1,466	1,460
Investment and other revenue	22	165	75	410	161
Total revenue		2,017	1,828	6,116	5,099
Direct commercial property expense	23	481	478	1,482	1,308
Direct hospitality expense	24	295	315	921	942
Investment and other expense		—	17	10	17
Interest expense		738	632	2,194	1,689
Depreciation and amortization	25	86	81	256	229
General and administrative expense	26	214	241	656	593
Total expenses		1,814	1,764	5,519	4,778
Fair value (losses) gains, net	27	449	556	(273)	1,943
Share of net earnings from equity accounted investments	5	409	65	1,499	581
Income before income taxes		1,061	685	1,823	2,845
Income tax expense (benefit)	15	191	(37)	217	49
Net income		$870	$722	$1,606	$2,796

Net income attributable to:
Limited partners		$218	$144	$418	$532
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		218	206	427	857
Limited partnership units of Brookfield Office Properties Exchange LP		2	2	3	16
FV LTIP units of the Operating Partnership		—	—	—	—
Class A shares of Brookfield Property REIT Inc.		36	28	86	39
Interests of others in operating subsidiaries and properties		396	342	672	1,352
Total		$870	$722	$1,606	$2,796

Net income per LP Unit:
Basic	18	$0.46	$0.44	$0.90	$1.79
Diluted	18	$0.46	$0.43	$0.90	$1.77

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2019	2018	2019	2018
Net income		$870	$722	$1,606	$2,796
Other comprehensive income (loss)	29
Items that may be reclassified to net income:
Foreign currency translation		(308)	(189)	(231)	(690)
Cash flow hedges		17	9	(23)	62
Equity accounted investments		(16)	8	(67)	29
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income ("FVTOCI")		(6)	(1)	(5)	(5)
Remeasurement of defined benefit obligations		—	—	(1)	2
Revaluation surplus		—	1	—	3
Total other comprehensive income (loss)		(313)	(172)	(327)	(599)
Total comprehensive income (loss)		$557	$550	$1,279	$2,197

Comprehensive income attributable to:
Limited partners
Net income		$218	$144	$418	$532
Other comprehensive income (loss)		(103)	(37)	(114)	(136)
		115	107	304	396
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		218	206	427	857
Other comprehensive income (loss)		(106)	(49)	(117)	(219)
		112	157	310	638
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		2	2	3	16
Other comprehensive income (loss)		(1)	—	(1)	(4)
		1	2	2	12
FV LTIP units of the Operating Partnership
Net income		—	—	—	—
Other comprehensive income (loss)		—	—	—	—
		—	—	$—	$—
Class A shares of Brookfield Property REIT Inc.
Net income		36	28	86	39
Other comprehensive income (loss)		(22)	(10)	(24)	(10)
		14	18	$62	$29
Interests of others in operating subsidiaries and properties
Net income (loss)		396	342	672	1,352
Other comprehensive income (loss)		(81)	(76)	(71)	(230)
		315	266	601	1,122
Total comprehensive income (loss)		$557	$550	$1,279	$2,197

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Property REIT Inc.	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$(2)	$—	$4	$—	$12,740	$96	$—	$3,091	$18,456	$46,740
Net income	—	418	—		418	—	—	—	—	—	—	427	3	—	86	672	1,606
Other comprehensive income (loss)	—	—	—	(114)	(114)	—	—	—	—	—	—	(117)	(1)	—	(24)	(71)	(327)
Total comprehensive income (loss)	—	418	—	(114)	304	—	—	—	—	—	—	310	2	—	62	601	1,279
Distributions	—	(427)	—	—	(427)	—	—	—	—	—	—	(435)	(3)	—	(86)	(1,814)	(2,765)
Preferred distributions	—	(6)	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)
Issuance / repurchase of interests in operating subsidiaries	(369)	29	(45)	—	(385)	—	—	—	—	—	421	(3)	—	4	(103)	(219)	(285)
Exchange of exchangeable units	8	—	2	(1)	9	—	—	—	—	—	—	2	(11)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	663	—	343	—	1,006	—	—		—	—	—	—	—	—	(1,006)	—	—
Change in relative interests of non-controlling interests	—	—	(18)	(37)	(55)	—	—	—	—	—	—	70	—	29	(44)	—	—
Balance as at Sep. 30, 2019	$9,289	$2,248	$1,939	$(677)	$12,799	$4	$2	$(2)	$—	$4	$421	$12,684	$84	$33	$1,914	$17,024	$44,963

Balance as at Dec 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$—	$6	$—	$14,500	$285	$—	$—	$12,938	$35,124
Net income	—	532	—	—	532	—	—	—	—	—	—	857	16	—	39	1,352	2,796
Other comprehensive (loss)	—	—	—	(136)	(136)	—	—	—	—	—	—	(219)	(4)	—	(10)	(230)	(599)
Total comprehensive income (loss)	—	532	—	(136)	396	—	—	—	—	—	—	638	12	—	29	1,122	2,197
Distributions	—	(278)	—	—	(278)	—	—	—	—	—	—	(413)	(8)	—	(51)	(794)	(1,544)
Issuance / repurchase of interest in operating subsidiaries	2,202	(1)	112	—	2,313	—	—	—	—	—	—	63	1	—	3,386	4,218	9,981
Exchange of exchangeable units	156	—	19	(2)	173	—	—	—	—	—	—	30	(203)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	306	—	2	—	308	—	—	—	—	—	—	3	—	—	(311)	—	—
Change in relative interest of non-controlling interests	—	—	971	(66)	905	—	—	(2)	—	(2)	—	(2,138)	11	—	1,224	—	—
Balance as at Sep. 30, 2018	$8,277	$2,131	$1,244	$(440)	$11,212	$4	$2	$(2)	$—	$4	$—	$12,683	$98	$—	$4,277	$17,484	$45,758

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Nine Months Ended Sep. 30,
(US$ Millions)	Note	2019	2018
Operating activities
Net income		$1,606	$2,796
Share of equity accounted earnings, net of distributions		(1,170)	(219)
Fair value (gains), net	27	273	(1,943)
Deferred income tax expense (benefit)	15	128	(57)
Depreciation and amortization	25	256	229
Working capital and other		(462)	342
		631	1,148
Financing activities
Debt obligations, issuance		14,757	16,704
Debt obligations, repayments		(12,799)	(12,933)
Capital securities redeemed		(420)	(555)
Preferred equity issued		421	—
Non-controlling interests, issued		1,423	1,643
Non-controlling interests, purchased		(15)	—
Repayment of lease liabilities		(11)	—
Limited partnership units, issued		13	500
Limited partnership units, repurchased		(381)	(14)
Class A shares of Brookfield Property REIT Inc., repurchased		(102)	—
Distributions to non-controlling interests in operating subsidiaries		(1,781)	(765)
Distributions to limited partnership unitholders		(427)	(278)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(435)	(413)
Distributions to holders of Brookfield Office Properties Exchange LP units		(3)	(8)
Distributions to holders of Class A shares of Brookfield Property REIT Inc.		(86)	(51)
		154	3,830
Investing activities
Acquisitions
Investment properties		(2,902)	(1,457)
Property, plant and equipment		(296)	(314)
Equity accounted investments		(523)	(424)
Financial assets and other		(1,560)	(1,716)
Acquisition of subsidiaries		—	(4,749)
Dispositions
Investment properties		2,210	1,926
Property, plant and equipment		11	500
Equity accounted investments		967	571
Financial assets and other		1,278	1,644
Disposition of subsidiaries		43	(12)
Cash impact of deconsolidation		(1,132)	102
Restricted cash and deposits		(15)	(55)
		(1,919)	(3,984)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(1,134)	994
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(13)	(41)
Balance, beginning of period		3,288	1,491
Balance, end of period		$2,141	$2,444

Supplemental cash flow information
Cash paid for:
Income taxes		$205	$106
Interest (excluding dividends on capital securities)		$2,293	$1,449
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investments are a 50% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “operating partnership”) and an interest in BP US REIT LLC, which hold the partnership’s interest in commercial and other income producing property operations. The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2019 were approved and authorized for issue by the Board of Directors of the partnership on November 4, 2019.

b)	Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2018, except for accounting standards adopted as identified in Note 2c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2018.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Adoption of Accounting Standards
IFRS 16, Leases (“IFRS 16”)

The partnership adopted IFRS 16, Leases (“IFRS 16”) effective January 1, 2019. It supersedes IAS 17, Leases (“IAS 17”) and related interpretations. IFRS 16 brings most leases on-balance sheet as right-of-use (“ROU”) assets and lease liabilities for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. The partnership has applied IFRS 16 using the modified retrospective approach and comparative periods are not restated. The adoption of IFRS 16 resulted in the recognition of lease liabilities for operating leases of $873 million, ROU assets of $721 million that are classified as investment properties, $122 million that are classified as property, plant and equipment, $22 million that are classified as inventory and an immaterial impact to equity. These amounts do not include the lease liabilities and ROU assets of certain investments that were deconsolidated by the partnership on January 31, 2019. See Note 4, Investment Properties for further information.

In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases;

•	the exclusion of initial direct costs for the measurement of the ROU assets;

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•	adjusting the measurement of the ROU assets by the amount of any provision for onerous leases recognized under IAS 37.

The partnership has also elected not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”) will continue to be applied to leases entered or modified before January 1, 2019.

Lease obligations at December 31, 2018 are as follows, as disclosed in the partnership’s annual report on Form 20-F for the year-ended December 31, 2018:

(US$ Millions)	Dec. 31, 2018
Less than 1 year	$104
1-5 years	401
More than 5 years	5,631
Total	$6,136

The lease obligations as disclosed in the table above included leases that are classified as finance leases, short-term leases and low-value leases, which are immaterial. It also included operating leases held by certain investments that were deconsolidated as of January 31, 2019. The partnership calculated the lease liabilities for the operating leases by discounting the future lease obligations at the respective incremental borrowing rates at the date of initial adoption. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized at the date of initial adoption was 6.8%. Total lease liabilities for the nine months ended September 30, 2019 consists of $37 million current lease liabilities and $799 million non-current lease liabilities.

Significant accounting policies
The partnership determines at the inception of a contract if the arrangement is, or contains, a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The criteria specified in IFRS 16 apply to contracts entered into, or changed, on or after January 1, 2019. Lease components and non-lease components are separated on a relative stand-alone selling price basis for the partnership’s leases as lessor. For the partnership’s leases as lessee, the partnership applies the practical expedient which is available by asset class not to allocate contract consideration between lease and non-lease components. The change in definition of a lease mainly relates to the concept of control. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration.

The partnership as lessee
The partnership recognizes a ROU asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for leases with a lease term of 12 months or less (“short-term leases”) and leases of low value assets (“low-value leases”). For these leases, the partnership recognizes the lease payments as an expense on a straight-line basis over the term of the lease.

Lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease if that rate can be readily determined. If the rate cannot be readily determined, the partnership uses its incremental borrowing rate. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment. This rate is expected to be similar to the interest rate implicit in the lease. Where a lease contains a parental guarantee, the incremental borrowing rate may be determined with reference to the parent rather than the lessee. The partnership uses a single discount rate to account for portfolios of leases with similar characteristics. Lease payments included in the measurement of the lease liability is comprised of i) fixed lease payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. Lease liability is presented in Accounts payable and other liabilities (current) and Other non-current liabilities (non-current) on the consolidated balance sheets. Lease liability is subsequently measured under the effective interest method that is increased by the interest expense on the lease liability recognized on the consolidated statements of income and reduced by lease payments made that is recognized on the consolidated statements of cash flows. Lease payments not included in the measurement of lease liabilities continue to be recognized in direct commercial property expense, direct hospitality expense or general and administrative expense lines on the consolidated statements of income.

ROU asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets classified as investment properties are subsequently measured at fair value. ROU assets classified as property, plant and equipment are subsequently measured at depreciated cost basis over the lease term. If such lease transfers ownership of the underlying asset or the cost of the ROU asset reflects that the partnership expects to exercise a purchase option, the related ROU asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. ROU assets classified as inventory are subsequently carried at cost subject to impairment. ROU assets are presented in the respective lines based on their classification on the consolidated balance sheets. Whenever the partnership incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. The costs are included in the related ROU asset.

The partnership remeasures lease liabilities and makes a corresponding adjustment to the related ROU assets when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The partnership as lessor
IFRS 16 does not change substantially how a lessor accounts for leases. Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Under IFRS 16, an intermediate lessor accounts for the head lease and the sublease as two separate contracts. The intermediate lessor is required to classify the sublease as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Critical judgments and estimates in applying IFRS 16
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that a lease extension or termination option will be exercised in determining lease term; iii) determining the classification of lease agreements for lessor leases; iv) determining whether variable payments are in-substance fixed; v) establishing whether there are multiple leases in an arrangement; and vi) determining the fair value method of ROU assets classified as investment properties. The partnership also makes judgments in determining whether certain leases are operating or finance leases.

The partnership uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.

Amendments to IFRS 3, Business Combination

The partnership adopted the Amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) effective January 1, 2019 in advance of its mandatory effective date. IFRS 3 Amendments clarifies the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. It has removed the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs and the reference to an ability to reduce costs, and requires, at a minimum, the acquired set of activities and assets to include an input and a substantive process to meet the definition of a business. IFRS 3 Amendments also provides for an optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The partnership has adopted the standard prospectively.

After the adoption of the IFRS 3 Amendments, the partnership continues to account for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place but will be integrated into the partnership’s existing operations, the acquisition ceases to meet the definition of a business and is accounted for as asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions.

d)	Estimates
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2019, except for the adopted accounting policies as disclosed in Note 2c) above.

NOTE 3. BUSINESS COMBINATIONS
The partnership did not complete any business combinations in the nine months ended September 30, 2019.

The partnership completed the following significant business combinations (prior to the adoption of IFRS 3 Amendments) during 2018 that were accounted for on a provisional basis in Note 4, Acquisition of GGP and Note 5, Acquisitions and Business Combinations of the partnership’s annual report on Form 20-F for the year ended December 31, 2018:

•
On August 3, 2018, the partnership acquired a 100% leasehold interest in 660 Fifth Avenue, a commercial office asset in New York, for consideration of $1,299 million. In the first quarter of 2019, the partnership completed the purchase price allocation for 660 Fifth Avenue. No material changes were made to the provisional purchase price allocation. This asset was deconsolidated by the partnership on January 31, 2019. See Note 4, Investment Properties for further information.

•
On August 28, 2018, the partnership acquired all of the outstanding shares of common stock of GGP Inc. (“GGP”) (“GGP acquisition”) other than those shares previously held by the partnership and its affiliates, which represented a 34% interest in GGP prior to the acquisition. In the transaction, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one Class A stock of Brookfield Property REIT Inc. (“BPR Unit”). As a result of the GGP acquisition, 161 million BPR Units and 88 million LP Units were issued to former GGP shareholders. In the second quarter of 2019, the partnership completed the purchase price allocation for GGP. No material changes were made to the provisional purchase price allocation.

•
On December 7, 2018, the partnership acquired all of the outstanding common shares of Forest City Realty Trust Inc. (“Forest City”), a publicly traded company which owned a portfolio of office, multifamily and mixed-use assets across the U.S, for consideration of $6,948 million. During 2019, the partnership finalized the review over the fair value of the investment properties and property debt obligations as at the acquisition date and recognized an opening equity adjustment of $500 million that mostly consisted of a bargain purchase gain. The bargain purchase gain was reflecting the discount to net asset value of the previously publicly traded shares of Forest City. The partnership is currently reviewing the deferred tax asset and deferred tax liability as part of the provisional purchase price allocation. This portfolio was deconsolidated by the partnership on January 31, 2019. See Note 4, Investment Properties for further information.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the nine months ended September 30, 2019 and the year ended December 31, 2018:

	Nine months ended Sep. 30, 2019			Year ended Dec. 31, 2018
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$76,014	$4,182	$80,196	$48,780	$2,577	$51,357
Changes resulting from:
Property acquisitions(1)	2,957	195	3,152	31,783	1,658	33,441
Capital expenditures	1,074	910	1,984	1,098	1,185	2,283
Accounting policy change(2)	699	22	721	—	—	—
Property dispositions(3)	(461)	(25)	(486)	(4,115)	(451)	(4,566)
Fair value gains (losses), net	(361)	457	96	784	462	1,246
Foreign currency translation	(466)	(97)	(563)	(1,387)	(121)	(1,508)
Transfer between commercial properties and commercial developments	289	(289)	—	1,123	(1,123)	—
Impact of deconsolidation due to loss of control(4)	(10,701)	(798)	(11,499)	—	—	—
Reclassifications to assets held for sale and other changes	(2,748)	(67)	(2,815)	(2,052)	(5)	(2,057)
Balance, end of period(5)	$66,296	$4,490	$70,786	$76,014	$4,182	$80,196

(1)	The prior year primarily includes the commercial properties and developments from the GGP acquisition in 2018.

(2)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(3)	Property dispositions represent the carrying value on date of sale.

(4)	Includes the impact of the deconsolidation of Brookfield Strategic Real Estate Partners III (“BSREP III”) investments. See below for further information.

(5)
Includes right-of-use commercial properties and commercial developments of $650 million and $29 million, respectively, as of September 30, 2019. Current lease liabilities of $33 million has been included in accounts payable and other liabilities and non-current lease liabilities of $646 million have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

(a)2019 Transactions
BSREP III deconsolidation
In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, the partnership had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, the partnership reduced its commitment to $1.0 billion, representing a 7% non-voting position. As a result, the partnership lost control and deconsolidated its investment in the fund, which primarily consists of Forest City and 666 Fifth Avenue. The partnership recognizes its investment in BSREP III as a financial asset, initially recognized at fair value and remeasured on each reporting date through fair value gain or loss. As a result of the deconsolidation, investment properties decreased by $11,499 million, equity accounted investments decreased by $1,434 million, property, plant and equipment decreased by $789 million and debt obligations decreased by $13,601 million.

Adoption of IFRS 16
The impact of the January 1, 2019 adoption of IFRS 16 resulted in the recognition of ROU investment properties of $721 million. Fair value loss related to IFRS 16 ROU assets for the nine months ended September 30, 2019 was $1 million. As of September 30, 2019, ROU investment properties was $679 million.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Sep. 30, 2019			Dec. 31, 2018
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office
United States	Discounted cash flow	6.8%	5.5%	12	6.9%	5.6%	12
Canada	Discounted cash flow	5.9%	5.4%	10	6.0%	5.4%	10
Australia	Discounted cash flow	6.8%	5.9%	10	7.0%	6.2%	10
Brazil	Discounted cash flow	7.9%	7.4%	6	9.6%	7.7%	6
Core Retail	Discounted cash flow	7.0%	5.6%	10	7.1%	6.0%	12
LP Investments- Office	Discounted cash flow	10.1%	7.2%	6	10.2%	7.0%	6
LP Investments- Retail	Discounted cash flow	8.8%	7.3%	10	8.9%	7.8%	9
Mixed-use	Discounted cash flow	7.6%	5.4%	10	7.8%	5.4%	10
Logistics(1)	Direct capitalization	5.8%	n/a	n/a	9.3%	8.3%	10
Multifamily(1)	Direct capitalization	5.1%	n/a	n/a	4.8%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.4%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	Direct capitalization	5.6%	n/a	n/a	5.7%	n/a	n/a
Student Housing(1)	Direct capitalization	5.6%	n/a	n/a	5.6%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	5.4%	n/a	n/a	5.4%	n/a	n/a

(1)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i), Summary of Significant Accounting Policies: Fair value measurement, in the consolidated financial statements as of December 31, 2018:

	Sep. 30, 2019				Dec. 31, 2018
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$15,004	$949	$—	$—	$14,415	$822
Canada	—	—	4,404	156	—	—	4,127	118
Australia	—	—	1,798	370	—	—	2,342	49
Europe	—	—	18	1,729	—	—	137	1,194
Brazil	—	—	342	—	—	—	329	—
Core Retail	—	—	18,268	521	—	—	17,224	383
LP Investments
LP Investments- Office(1)	—	—	8,101	685	—	—	7,861	577
LP Investments- Retail	—	—	2,766	—	—	—	3,408	6
Logistics	—	—	81	9	—	—	183	—
Multifamily	—	—	2,900	—	—	—	4,151	—
Triple Net Lease	—	—	4,454	—	—	—	5,067	—
Self-storage	—	—	961	11	—	—	847	84
Student Housing	—	—	2,235	60	—	—	2,031	386
Manufactured Housing	—	—	2,410	—	—	—	2,369	—
Mixed-Use(1)	—	—	2,554	—	—	—	11,523	563
Total	$—	$—	$66,296	$4,490	$—	$—	$76,014	$4,182

(1)	Includes the impact of the deconsolidation of BSREP III investments. See above for further information.

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for the nine months ended September 30, 2019, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Sep. 30, 2019
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$939
Canada	492
Australia	189
Brazil	10
Core Retail	911
LP Investments
LP Investments- Office	308
LP Investments- Retail	164
Logistics	3
Mixed-use	118
Multifamily	191
Triple Net Lease	128
Self-storage	35
Student Housing	95
Manufactured Housing	106
Total	$3,689

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Sep. 30, 2019	Dec. 31, 2018	Sep. 30, 2019	Dec. 31, 2018
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,206	$3,270
BPR JV Pool A	Property holding company	United States	50%	50%	1,903	1,791
Manhattan West, New York	Property holding company	United States	56%	56%	1,849	1,619
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	2,052	1,611
Forest City Joint Ventures(2)	Property holding company	United States	—%	—%	—	1,390
BPR JV Pool B	Property holding company	United States	51%	51%	1,361	1,217
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	860	881
BPR JV Pool C	Property holding company	United States	50%	50%	744	756
BPR JV Pool D	Property holding company	United States	48%	48%	696	693
BPR JV Pool E	Property holding company	United States	35%	35%	581	629
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	457	608
Grace Building, New York	Property holding company	United States	50%	50%	688	581
One Liberty Plaza, New York	Property holding company	United States	51%	51%	392	425
Southern Cross East, Melbourne(3)	Property holding company	Australia	50%	50%	431	402
680 George Street, Sydney	Property holding company	Australia	50%	50%	323	319
Brookfield Brazil Retail Fundo de Investimento em Participaçõe	Holding company	Brazil	46%	46%	284	309
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	51%	289	295
Miami Design District, Florida	Property holding company	United States	22%	22%	272	286
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	288	268
Shops at Merrick Park, Florida	Property holding company	United States	55%	55%	294	266
Other(4)	Various	Various	14% - 68%	12% - 70%	4,091	4,237
					21,061	21,853
Associates
Diplomat Resort and Spa	Property holding company	United States	90%	90%	234	390
Brookfield Premier Real Estate Partners Pooling LLC ("BPREP")(5)	Property holding company	United States	—%	7%	—	106
Other	Various	Various	23% - 31%	23% - 31%	322	349
					556	845
Total					$21,617	$22,698

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc in London.

(2)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See below for further information.

(3)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(4)	Other joint ventures consists of approximately 46 joint ventures.

(5)	In the first quarter of 2019, the partnership accounted for its interest in BPREP as a financial asset and is no longer an equity accounted investment.

(a)2019 Transactions
The deconsolidation of BSREP III resulted in a decrease to equity accounted investments of $1,434 million. Please see Note 4, Investment Properties for further information.

(b)2018 Transactions
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership and its affiliates. Subsequent to this transaction, the partnership is consolidating the financial results of GGP, including its interests in properties held through joint ventures. The partnership’s 34% interest in GGP prior to the acquisition was deconsolidated. Please see Note 3, Business Combinations, for further information.

The partnership obtained control of Forest City during the fourth quarter of 2018 following the acquisition. The partnership was consolidating the financial results of Forest City, including its interests in properties held through joint ventures. Forest City has since been deconsolidated as mentioned above.

The following table presents the change in the balance of the partnership’s equity accounted investments as of September 30, 2019 and December 31, 2018:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Equity accounted investments, beginning of period	$22,698	$19,761
GGP joint ventures acquired from business acquisition(1)	—	10,829
Deconsolidation of pre-acquisition GGP equity interest(1)	—	(8,345)
Additions	522	2,174
Disposals and return of capital distributions	(463)	(1,304)
Share of net earnings from equity accounted investments	1,499	947
Distributions received	(329)	(518)
Foreign currency translation	(211)	(395)
Reclassification to assets held for sale(2)	34	(567)
Impact of deconsolidation due to loss of control(3)	(1,434)	—
Other comprehensive income and other	(699)	116
Equity accounted investments, end of period	$21,617	$22,698

(1)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership and its affiliates. As a result of the acquisition, GGP’s interest in joint ventures of $10,829 million was added to the balance of equity accounted investments, offset by the deconsolidation of the partnership’s 34% interest of $7,843 million and fair value loss of $502 million from adjusting the partnership’s interest in GGP to its fair value immediately prior to acquiring control.

(2)	The partnership’s interest in CXTD was reclassified to assets held for sale in the fourth quarter of 2018 and sold in the first quarter in 2019.

(3)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See above for further information.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Sep. 30, 2019			Dec. 31, 2018
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.8%	4.9%	11	6.6%	5.1%	10
Australia	Discounted cash flow	6.5%	5.2%	10	6.7%	5.7%	10
Europe	Discounted cash flow	4.6%	5.0%	10	4.7%	4.9%	10
Core Retail
United States	Discounted cash flow	6.3%	4.9%	10	6.6%	5.3%	11
LP Investments - Office	Discounted cash flow	6.0%	5.3%	10	6.9%	5.2%	9
LP Investments - Retail	Discounted cash flow	8.3%	7.0%	10	8.4%	7.1%	10
Multifamily(1)	Direct capitalization	5.3%	n/a	n/a	5.2%	n/a	n/a

(1)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Non-current assets	$79,214	$90,031
Current assets	4,314	4,395
Total assets	83,528	94,426
Non-current liabilities	30,546	37,900
Current liabilities	6,916	4,778
Total liabilities	37,462	42,678
Net assets	46,066	51,748
Partnership’s share of net assets	$21,617	$22,698

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Revenue	$1,241	$1,290	$3,783	$3,904
Expenses	789	1,101	2,474	1,579
Income from equity accounted investments(1)	53	61	115	323
Income before fair value gains, net	505	250	1,424	2,648
Fair value (losses) gains, net	361	(522)	1,543	(1,663)
Net income	866	(272)	2,967	985
Partnership’s share of net earnings	$409	$65	$1,499	$581

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are held at fair value through profit or loss ("FVTPL") on the condensed consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, are subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following property:

(US$ Millions)	Participation interest		Carrying value
Name of property	Sep. 30, 2019	Dec. 31, 2018	Sep. 30, 2019	Dec. 31, 2018
Darling Park Complex, Sydney(1)	—%	30%	$—	$268
Total participating loan interests			$—	$268

(1)	The partnership sold the Darling Park Complex in the third quarter of 2019.

For the three and nine months ended September 30, 2019, the partnership recognized interest income on the participating loan interests of $1 million (2018 - $2 million) and $8 million (2018 - $15 million), respectively, and fair value gains of nil (2018 - $9 million) and $41 million (2018 - $29 million), respectively. The partnership sold the Darling Park Complex in the third quarter of 2019.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, Paradise Island Holdings Limited (“Atlantis”), a portfolio of extended-stay hotels in the U.S. and a hotel at IFC Seoul.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	13 to 15
Furniture, fixtures and equipment	2 to 15

The following table presents the change to the components of the partnership’s hotel assets for the nine months ended September 30, 2019 and for the year ended December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Cost:
Balance at the beginning of period	$7,461	$5,451
Acquisitions through business acquisitions	—	1,748
Accounting policy change(1)	122	—
Additions	302	490
Disposals	(40)	(21)
Foreign currency translation	(124)	(207)
Impact of deconsolidation due to loss of control and other(2)	(789)	—
	6,932	7,461
Accumulated fair value changes:
Balance at the beginning of period	1,049	756
Revaluation (loss) gains, net	—	293
Impact of deconsolidation due to loss of control and other(2)	(9)	—
	1,040	1,049
Accumulated depreciation:
Balance at the beginning of period	(1,004)	(750)
Depreciation	(245)	(291)
Disposals	24	18
Foreign currency translation	15	19
Impact of deconsolidation due to loss of control and other(2)	7	—
	(1,203)	(1,004)
Total property, plant and equipment	$6,769	$7,506

(1)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(2)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment Properties for further information.

NOTE 8. GOODWILL
Goodwill of $974 million at September 30, 2019 (December 31, 2018 - $1,109 million) is primarily attributable to Center Parcs UK and IFC Seoul. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 9. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK and Atlantis.

The trademark assets of Center Parcs UK had a carrying amount of $888 million as of September 30, 2019 (December 31, 2018 - $921 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets relating to Atlantis. At September 30, 2019, intangible assets of the Atlantis had a carrying value of $205 million (December 31, 2018 - $207 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these intangible assets granted under perpetual licenses. The business model of Atlantis is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	40
Customer relationships	9
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense.

The following table presents the components of the partnership’s intangible assets as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Cost	$1,194	$1,273
Accumulated amortization	(51)	(46)
Accumulated impairment losses	(48)	(48)
Balance, end of period	$1,095	$1,179

The following table presents a roll forward of the partnership’s intangible assets for the nine months ended September 30, 2019 and the year ended December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Balance, beginning of period	$1,179	$1,188
Acquisitions	9	67
Disposals	—	2
Amortization	(10)	(17)
Foreign currency translation	(34)	(58)
Reclassification to assets held for sale and other(1)	(49)	(3)
Balance, end of period	$1,095	$1,179

(1)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment Properties for further information.

NOTE 10. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Securities - FVTPL	$1,081	$239
Derivative assets	7	13
Securities - FVTOCI	117	260
Restricted cash	160	161
Inventory	573	435
Other	246	748
Total other non-current assets	$2,184	$1,856

Securities - FVTPL
Securities - FVTPL consists primarily of the partnership’s investment in convertible preferred units of a U.S. hospitality operating company. The preferred units earn a fixed cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly. In the first quarter of 2019, the partnership purchased an additional $222 million of convertible preferred units of a U.S. hospitality operating company. The carrying value of these convertible preferred units at September 30, 2019 was $413 million (December 31, 2018 - $175 million).

Also included in Securities - FVTPL is the partnership’s investment in BSREP III, which is accounted for as a financial asset following the deconsolidation of its investments in the first quarter of 2019. The carrying value of the BSREP III financial asset at September 30, 2019 was $379 million (December 31, 2018 - nil).

Securities - FVTOCI
Securities - FVTOCI represented the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership managed these properties on behalf of the acquirer but did not exercise significant influence over the relevant activities of the properties. The interest in 1625 Eye Street was sold as of September 30, 2019.

NOTE 11. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Derivative assets	$116	$234
Accounts receivable(1)	488	794
Restricted cash and deposits	294	631
Prepaid expenses	256	317
Other current assets	235	385
Total accounts receivable and other	$1,389	$2,361

(1)	See Note 32, Related Parties, for further discussion.

NOTE 12. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Investment properties	$1,745	$422
Equity accounted investments	—	568
Accounts receivable and other assets	35	14
Assets held for sale	1,780	1,004
Debt obligations	1,069	153
Accounts payable and other liabilities	49	10
Liabilities associated with assets held for sale	$1,118	$163

The following table presents the change to the components of the assets held for sale for the nine months ended September 30, 2019 and the year ended December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Balance, beginning of period	$1,004	$1,433
Reclassification to assets held for sale, net	3,031	2,382
Disposals	(2,306)	(2,819)
Fair value adjustments	62	81
Foreign currency translation	(11)	(32)
Other	—	(41)
Balance, end of period	$1,780	$1,004

At December 31, 2018, assets held for sale included ten office assets in the U.S., three office assets in Brazil, two triple-net lease assets in the U.S. and an equity accounted investment within the LP Investments portfolio.

In the first quarter of 2019, the partnership sold nine office assets in the U.S., three office assets in Brazil, one triple-net lease asset in the U.S and an equity accounted investment within the LP Investments portfolio for net proceeds of approximately $844 million.

In the second quarter of 2019, the partnership sold a portfolio of office assets in California and three triple-net lease assets in the U.S. within the LP Investments portfolio for net proceeds of approximately $129 million.

In the third quarter of 2019, the partnership sold two office assets in Australia in the Core Office segment and a portfolio of triple-net lease assets in the U.S. and one office asset in the U.S. in the LP Investments segment for net proceeds of approximately $541 million.

At September 30, 2019, assets held for sale included nine triple-net lease assets in the U.S., a portfolio of multifamily assets in the U.S. and one office asset in the U.S. in our LP Investments segment, and one office asset in Australia in our Core Office portfolio.

NOTE 13. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Sep. 30, 2019		Dec. 31, 2018
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	3.64%	1,311	4.08%	1,586
Brookfield Property Partners’ corporate bonds	4.25%	1,061	4.23%	586
Brookfield Property REIT Inc. term debt	4.41%	4,392	4.88%	4,726
Brookfield Property REIT Inc. senior secured notes	5.75%	1,000	—%	—
Brookfield Property REIT Inc. corporate facility	4.29%	315	4.76%	387
Brookfield Property REIT Inc. junior subordinated notes	3.72%	206	3.97%	206
Forest City Realty Trust Inc. term debt(1)	—%	—	6.38%	1,247
Subsidiary borrowings	3.59%	90	5.62%	495

Secured debt obligations:
Funds subscription credit facilities(1)(2)	3.33%	17	3.85%	4,517
Fixed rate	4.43%	26,679	4.41%	25,545
Variable rate	4.99%	18,700	4.97%	25,131
Deferred financing costs		(300)		(462)
Total debt obligations		$53,471		$63,964

Current		6,695		5,874
Non-current		45,707		57,937
Debt associated with assets held for sale		1,069		153
Total debt obligations		$53,471		$63,964

(1)
In the first quarter of 2019, the partnership deconsolidated BSREP III due to loss of control. The Forest City term debt and the BSREP III credit facilities are no longer being consolidated. See Note 4, Investment Properties for further information.

(2)	Funds subscription credit facilities are secured by co-investors’ capital commitments.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Sep. 30, 2019			Dec. 31, 2018
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$38,980		$38,980	$50,682		$50,682
British Pounds	5,354		£4,356	5,172		£4,053
Canadian Dollars	3,371	C$	4,463	2,688	C$	3,666
South Korean Won	1,505	₩	1,805,000	1,617	₩	1,805,000
Australian Dollars	1,338	A$	1,982	1,401	A$	1,988
Indian Rupee	2,217	Rs	156,105	1,469	Rs	102,016
Brazilian Reais	718	R$	2,992	684	R$	2,651
Chinese Yuan	11	C¥	79	70	C¥	484
Euros	277		€254	643		€561
Deferred financing costs	(300)			(462)
Total debt obligations	$53,471			$63,964

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2018	Debt obligation issuance, net of repayments	Derecognized from loss of control of subsidiaries	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Sep. 30, 2019
Debt obligations	$63,964	1,958	(13,601)	1,465	86	(395)	(6)	$53,471

NOTE 14. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2019	Dec. 31, 2018
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$571	$562
Series 2	24,000,000	6.50%	543	537
Series 3	24,000,000	6.75%	529	523
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	—	7.64%	—	420
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	924,390	5.25%	23	23
Series 2	699,165	5.75%	13	13
Series 3	909,814	5.00%	17	17
Series 4	940,486	5.20%	18	17
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	249
Rouse Series A Preferred Shares	5,600,000	5.00%	142	142
BSREP II Vintage Estate Partners LLC ("Vintage Estate") Preferred Shares	10,000	5.00%	40	40
Forest City Enterprises L.P. (“Forest City”) Preferred Capital(3)	—	—%	—	29
Capital Securities – Fund Subsidiaries			884	813
Total capital securities			$3,029	$3,385

Current			74	520
Non-current			2,955	2,865
Total capital securities			$3,029	$3,385

(1)	During the nine months ended September 30, 2019, $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

(2)
BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

(3)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. Note 4, Investment Properties for further information.

Cumulative preferred dividends on the BOP Split Senior Preferred Shares are payable quarterly, as and when declared by BOP Split. On September 29, 2019, BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

Capital securities includes $249 million at September 30, 2019 (December 31, 2018 - $249 million) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025.

Capital securities also includes $142 million at September 30, 2019 (December 31, 2018 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. (“Rouse”) which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at September 30, 2019 (December 31, 2018 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities – Fund Subsidiaries includes $820 million at September 30, 2019 (December 31, 2018 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities – Fund Subsidiaries also includes $64 million at September 30, 2019 (December 31, 2018 - $38 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

At September 30, 2019, capital securities includes $48 million (December 31, 2018 - $47 million) repayable in Canadian Dollars of C$64 million (December 31, 2018 - C$64 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2018	Capital securities redeemed	Derecognized from loss of control of subsidiaries	Fair value changes	Other	Sep. 30, 2019
Capital securities	$3,385	$(420)	$(29)	$92	$1	$3,029

NOTE 15. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Current income tax	$59	$14	$89	$106
Deferred income tax	132	(51)	128	(57)
Income tax expense (benefit)	$191	$(37)	$217	$49

The partnership’s income tax expense increased for the three and nine months ended September 30, 2019 as compared to the same period in the prior year primarily due the reversal of deferred tax liabilities relating to legislative and entity status change, an internal restructuring of the ownership of certain retail investments and the recognition of previously unrecognized net operating losses.

NOTE 16. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Accounts payable and accrued liabilities	$413	$1,770
Lease liabilities(1)	799	—
Derivative liabilities	103	159
Provisions	92	352
Loans and notes payables	1	5
Deferred revenue	3	8
Total other non-current liabilities	$1,411	$2,294

(1)
The impact of the adoption of IFRS 16 requires the recognition of lease liabilities. See Note 2, Summary of Significant Accounting Policies for further information. For the three and nine months ended September 30, 2019, interest expense relating to total lease liabilities (see Note 17, Accounts Payable And Other Liabilities for the current portion) was $14 million and $44 million, respectively.

NOTE 17. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Accounts payable and accrued liabilities	$2,343	$2,466
Loans and notes payable	392	779
Derivative liabilities	447	181
Deferred revenue	342	302
Lease liabilities(1)	37	—
Other liabilities	24	21
Total accounts payable and other liabilities	$3,585	$3,749

(1)
The impact of the adoption of IFRS 16 requires the recognition of lease liabilities. See Note 2, Summary of Significant Accounting Policies for further information. See Note 16, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

At September 30, 2019, loans and notes payable includes nil (December 31, 2018 - $733 million) of on-demand deposits from Brookfield Asset Management to the partnership and $190 million (December 31, 2018 - nil) of promissory note from a fund managed by Brookfield Asset Management. See Note 32, Related Parties, for further information.

NOTE 18. EQUITY
The partnership’s capital structure is comprised of seven classes of partnership units: GP Units, LP Units, redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), FV LTIP units of the Operating Partnership and BPR Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 (“Preferred Equity Units”).

a)	General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the Nasdaq and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Sep. 30, 2019	Dec. 31, 2018	Sep. 30, 2019	Dec. 31, 2018
Outstanding, beginning of period	139	139	424,198	254,989
Issued on August 28, 2018 for the acquisition of GGP	—	—	—	109,702
Exchange LP Units exchanged	—	—	403	7,770
BPR Units exchanged	—	—	34,288	56,166
Distribution Reinvestment Program	—	—	163	175
Issued under unit-based compensation plan	—	—	836	57
Repurchase of LP Units	—	—	(18,511)	(4,661)
Outstanding, end of period	139	139	441,377	424,198

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at September 30, 2019 and December 31, 2018.

Special limited partnership units
Brookfield Property Special L.P. is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at September 30, 2019 and December 31, 2018.

c)	Limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”)
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of June 9, 2014, the completion of the acquisition of the remaining common shares of BPO, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Sep. 30, 2019	Dec. 31, 2018
Outstanding, beginning of period	3,308	11,078
Exchange LP Units exchanged(1)	(403)	(7,770)
Outstanding, end of period	2,905	3,308

(1)
Exchange LP Units that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	FV LTIP units of the Operating Partnership
The partnership issued Brookfield Property Partners BPY FV LTIP Unit Plan (“FV LTIP”) to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for LP Units, BPR Units or a cash payment subject to a conversion adjustment. There were 1,156,427 FV LTIP Units outstanding at September 30, 2019.

e)	Class A shares of Brookfield Property REIT Inc.
BPR Units were issued to former GGP common shareholders who elected to receive BPR Units as consideration. Each BPR Unit is structured to provide an economic return equivalent to an LP Unit. The holder of a BPR Unit has the right, at any time, to request the share be redeemed for cash equivalent to the value of an LP Unit. In the event the holder of a BPR Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with an LP Unit rather than cash. As a result, BPR Units participate in earnings and distribution on a per unit basis equivalent to the per unit participation of LP Units. The partnership presents BPR Units as a component of non-controlling interest.

The following table presents changes to the BPR Units from the beginning of the year:

	Class A shares of Brookfield Property REIT Inc.
(Thousands of units)	Sep. 30, 2019	Dec. 31, 2018
Outstanding, beginning of period	106,090	—
Issued on August 28, 2018 for the acquisition of GGP	—	162,324
BPR Units exchanged(1)	(34,288)	(56,166)
Repurchases of BPR Units	(5,724)	—
Forfeitures	(40)	(68)
Outstanding, end of period	66,038	106,090

(1)
BPR Units issued for the acquisition of GGP that have been exchanged for LP Units. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of BPR Units.

f)	Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 and 2 (“Preferred Equity Units”)
During the nine months ended September 30, 2019, the partnership issued 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5% and 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375%. In total $434 million of gross proceeds were raised and $13 million in underwriting and issuance costs were incurred. At September 30, 2019, Preferred Equity Units had a total carrying value of $421 million.

g)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	2019	2018	2019	2018
Limited Partners	$146	$116	$427	$278
Holders of:
Redeemable/Exchangeable Partnership Units	144	166	430	409
Special LP Units	2	1	5	4
Exchange LP Units	1	2	3	8
FV LTIP units of the Operating Partnership	—	—	—	—
BPR Units	23	22	86	51
Total	$316	$307	$951	$750
Per unit(1)	$0.330	$0.315	$0.990	$0.945

(1)	Per unit outstanding on the distribution record date.

h)	Earnings per unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except unit information)	2019	2018	2019	2018
Net income attributable to limited partners	$218	$144	$418	$532
Income reallocation related to mandatorily convertible preferred shares	21	19	39	80
Less: Preferred unit dividends	(5)	—	(8)	—
Net income attributable to limited partners – basic	234	163	449	612
Dilutive effect of conversion of preferred shares and options	—	8	8	27
Net income attributable to limited partners – diluted	$234	$171	$457	$639

(in millions of units/shares)
Weighted average number of LP Units outstanding	437.1	303.8	428.2	271.8
Mandatorily convertible preferred shares	70.1	70.0	70.1	70.0
Weighted average number of LP Units - basic	507.2	373.8	498.3	341.8
Dilutive effect of the conversion of preferred shares and options	—	19.9	8.7	18.4
Weighted average number of LP units outstanding - diluted	507.2	393.7	507.0	360.2

NOTE 19. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$12,684	$12,740
Exchange LP Units(1)	84	96
FV LTIP units of the Operating Partnership(1)	33	—
BPR Units(1)	1,914	3,091
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	15	16
Preferred equity of subsidiaries	3,014	2,830
Non-controlling interests in subsidiaries and properties	13,995	15,610
Total interests of others in operating subsidiaries and properties	17,024	18,456
Total non-controlling interests	$31,739	$34,383

(1)
Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units and Exchange LP Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by Limited Partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Condensed Consolidated Statement of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Sep. 30, 2019	Dec. 31, 2018	Sep. 30, 2019	Dec. 31, 2018
BPO(1)	Canada	—%	—%	$5,068	$4,757
Forest City Realty Trust, Inc.(2)(3)	United States	—%	85%	—	3,437
BPR Retail Holdings LLC(4)	United States	—%	—%	1,918	1,773
BSREP CARS Sub-Pooling LLC(2)	United States	71%	71%	965	957
Center Parcs UK(2)	United Kingdom	73%	73%	575	863
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	738	766
BSREP II MH Holdings LLC(2)	United States	74%	74%	747	700
BSREP II PBSA Ltd.	Bermuda	75%	75%	678	687
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	452	612
BSREP II Aries Pooling LLC(2)	United States	74%	74%	601	603
BSREP II Retail Upper Pooling LLC(2)	United States	50%	50%	515	552
BSREP UA Holdings LLC(2)	Cayman Islands	70%	70%	413	507
Other	Various	18% - 76%	18% - 92%	4,354	2,242
Total				$17,024	$18,456

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.

(2)
Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

(3)
In the first quarter of 2019, the partnership deconsolidated BSREP III due to loss of control. Forest City is an investment in BSREP III and therefore no longer being consolidated. See Note 4, Investment Properties for further information.

(4)	Includes non-controlling interests in BPR subsidiaries.

NOTE 20. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Base rent	$890	$857	$2,861	$2,394
Straight-line rent	24	27	87	77
Lease termination	7	6	28	32
Other lease income(1)	131	161	455	427
Other revenue from tenants(2)	328	200	809	548
Total commercial property revenue	$1,380	$1,251	$4,240	$3,478

(1)	Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.

(2)	Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 21. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Room, food and beverage	$354	$357	$1,092	$1,032
Gaming, and other leisure activities	88	114	283	336
Other hospitality revenue	30	31	91	92
Total hospitality revenue	$472	$502	$1,466	$1,460

NOTE 22. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Investment income	$66	$19	$134	$40
Fee revenue	67	38	189	71
Dividend income	—	2	3	8
Interest income and other	31	14	76	27
Participating loan notes	1	2	8	15
Total investment and other revenue	$165	$75	$410	$161

NOTE 23. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Property maintenance	$180	$196	$558	$544
Real estate taxes	156	138	480	374
Employee compensation and benefits	40	51	128	149
Lease expense(1)	4	14	12	43
Other	101	79	304	198
Total direct commercial property expense	$481	$478	$1,482	$1,308

(1)
For the three and nine months ended September 30, 2019, operating expenses relating to variable lease payments not included in the measurement of the lease liability was $4 million and $11 million, respectively.

NOTE 24. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Employee compensation and benefits	$92	$77	$286	$239
Cost of food, beverage, and retail goods sold	72	66	216	203
Maintenance and utilities	37	46	116	130
Marketing and advertising	14	15	53	57
Other	80	111	250	313
Total direct hospitality expense	$295	$315	$921	$942

NOTE 25. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Depreciation and amortization of real estate assets	$72	$70	$211	$201
Depreciation and amortization of non-real estate assets(1)	14	11	45	28
Total depreciation and amortization	$86	$81	$256	$229

(1)	For the three and nine months ended September 30, 2019, included $2 million and $6 million, respectively, of depreciation expense relating to right-of-use property, plant and equipment.

NOTE 26. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Employee compensation and benefits	$90	$72	$272	$167
Management fees	40	40	112	114
Transaction costs	11	69	53	147
Other	73	60	219	165
Total general and administrative expense	$214	$241	$656	$593

NOTE 27. FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains (losses), net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial properties	$476	$217	$(361)	$626
Commercial developments	170	70	457	454
Incentive fees(1)	(13)	—	(65)	—
Financial instruments and other(2)	(184)	269	(304)	863
Total fair values gains (losses), net	$449	$556	$(273)	$1,943

(1)	Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

(2)
For the three and nine months ended September 30, 2019, primarily includes fair value losses on financial instruments and fair value loss on right-of-use investment properties of $1 million and $5 million, respectively. The prior year primarily includes a gain on bargain purchase.

NOTE 28. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the three and nine months ended September 30, 2019, the partnership incurred $8 million (2018 - $4 million) and $19 million (2018 - $3 million), respectively, of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted. Upon exercise of a vested BPY Award, the participant is entitled to receive LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for certain employees. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

There were no BPY Awards granted during the period ended September 30, 2019.

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards at September 30, 2019 and December 31, 2018 is as follows:

	Sep. 30, 2019		Dec. 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	13,836,213	20.56	13,801,795	20.54
Granted	—	—	800,000	22.50
Exercised	(304,171)	15.84	(36,806)	17.71
Expired/forfeited	(52,829)	20.59	(291,625)	22.18
Reclassified(1)	6,703,725	20.21	(437,151)	22.48
Outstanding, end of period	20,182,938	20.55	13,836,213	20.56
Exercisable, end of period	10,618,025	20.37	9,628,246	20.26

(1)
Relates to the reclassification of cash-settled options for employees in Canada to equity-settled options subsequent to the amendment of the BPY Plan, which was amended on September 30, 2019. The prior year relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at September 30, 2019 and December 31, 2018 under the equity-settled BPY Awards by expiry date:

	Sep. 30, 2019		Dec. 31, 2018
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	110,600	$13.07	226,800	$13.07
2021	389,800	17.44	246,400	17.44
2022	987,700	18.09	508,300	18.07
2023	1,114,420	16.80	656,220	16.80
2024	11,888,570	20.59	7,878,998	20.59
2025	1,995,091	25.18	1,376,295	25.18
2026	2,803,007	19.51	2,049,450	19.51
2027	93,750	22.92	93,750	22.92
2028	800,000	22.50	800,000	22.50
Total	20,182,938	$20.55	13,836,213	$20.56

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards at September 30, 2019 and December 31, 2018 is as follows:

	Sep. 30, 2019		Dec. 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	7,331,416	$20.38	7,144,871	$20.30
Granted	—	—	—	—
Exercised	(19,400)	12.63	(3,770)	19.51
Expired/forfeited	—	—	(246,836)	21.87
Reclassified(1)	(6,703,725)	20.21	437,151	22.48
Outstanding, end of period	608,291	$21.49	7,331,416	$20.38
Exercisable, end of period	486,872	$21.44	5,627,610	$20.17

(1)
Relates to the reclassification of cash-settled options for employees in Canada to equity-settled options subsequent to the amendment of the BPY Plan, which was amended on September 30, 2019. The prior year relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at September 30, 2019 and December 31, 2018 under the cash-settled BPY Awards by expiry date:

	Sep. 30, 2019		Dec. 31, 2018
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	4,400	$13.07	69,000	$13.07
2021	24,000	17.44	172,800	17.44
2022	22,200	17.93	515,800	18.09
2023	28,800	16.80	519,000	16.80
2024	175,416	20.59	4,278,663	20.59
2025	213,038	25.18	831,834	25.18
2026	140,437	19.51	944,319	19.51
Total	608,291	$21.49	7,331,416	$20.38

b)	Restricted BPY LP Unit Plan
The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the Nasdaq (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

During the nine months ended September 30, 2019, the partnership granted 895,744 Restricted Units with a weighted average exercise price of $19.24. As of September 30, 2019, the total number of Restricted Units outstanding was 797,434 (December 31, 2018 - 150,835) with a weighted average exercise price of $19.54 (December 31, 2018 - $20.97).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five-year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of September 30, 2019, the total number of Canadian Restricted Units outstanding was 25,058 (December 31, 2018 - 21,624) with a weighted average exercise price of C$23.06 (December 31, 2018 - C$22.88).

d)	Restricted BPR Unit Plan
The Restricted BPR Unit Plan provides for awards to participants of BPR Units purchased on the Nasdaq (“Restricted BPR Units”). Under the Restricted BPR Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted BPR Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

During the nine months ended September 30, 2019, the partnership granted 357,313 Restricted BPR Units with a weighted average exercise price of $19.22.

e)	BPY Fair Value LTIP Unit Plan
The partnership issued units of the operating partnership pursuant to the Brookfield Property Partners BPY FV LTIP Unit Plan (“BPY FV LTIP Unit”) to certain participants. Each BPY FV LTIP Unit will vest over a period of five years and is redeemable for LP Units, BPR Units or a cash payment subject to a conversion adjustment.

During the nine months ended September 30, 2019, the partnership granted 895,099 BPY FV LTIP Units with a weighted average exercise price of $19.51 to employees.

f)	Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At September 30, 2019, BPO has 1,486,976 deferred share units (December 31, 2018 - 1,458,667) outstanding and vested.

g)	GGP LTIP Plans
In connection with the GGP acquisition, the partnership issued options under the Brookfield Property Partners BPY Unit Option Plan (GGP) (“GGP Options”) and BPY AO LTIP Units of the operating partnership (“AO LTIP Options”) to certain participants.  Each GGP Option will vest within ten years following the original grant date and is redeemable for LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date exceeds the exercise price of the BPY Option. Each AO LTIP will vest within ten years of its original grant date and is redeemable for LP Units or a cash payment subject to a conversion adjustment.

As of September 30, 2019, the total number of GGP Options outstanding was 237,881 (December 31, 2018 - 1,011,523) with a weighted average exercise price of $25.39 (December 31, 2018 - $19.71).

As of September 30, 2019, the total number of AO LTIP Options outstanding was 1,657,948 (December 31, 2018 - 1,387,289) with a weighted average exercise price of $22.51 (December 31, 2018 - $22.51).

NOTE 29. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$(487)	$(280)	$(487)	$(989)
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	1	—	27	—
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended Sep. 30, 2019 of ($3) million and ($3) million (2018 – ($2) million and ($7) million)(1)	174	91	223	299
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	4	—	6	—
	(308)	(189)	(231)	(690)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2019 of ($1) million and ($6) million (2018 – ($3) million and ($15) million)	17	9	(23)	62
	17	9	(23)	62
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	(1)	(1)	(2)	(2)
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	—	—	1	—
Gains (losses) on derivatives designated as cash flow hedges	(15)	9	(66)	31
	(16)	8	(67)	29
Items that will not be reclassified to net income:
Unrealized (losses) on securities - FVTOCI, net of income taxes for the three and nine months ended Sep. 30, 2019 of nil and nil (2018 – nil and $2 million)	(6)	(1)	(5)	(5)
Net remeasurement (losses) on defined benefit obligations	—	—	(1)	2
Revaluation surplus	—	1	—	3
	(6)	—	(6)	—
Total other comprehensive income (loss)	$(313)	$(172)	$(327)	$(599)

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

NOTE 30. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

At September 30, 2019, the partnership has commitments totaling:

•
approximately $1,594 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston;

•
approximately A$232 million ($157 million) for the development of 388 George Street and 680 George Street in Sydney; Southern Cross West Tower in Melbourne; 235 St Georges Terrace, 108 St George Terrace, Brookfield Place Tower 1 and Brookfield Place Tower 2 in Perth;

•	approximately £50 million ($61 million) for the development of 100 Bishopsgate and Principal Place Residential in London; and

•	approximately AED 239 million ($65 million) for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of September 30, 2019, there remained approximately $170 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of September 30, 2019, there remained approximately $680 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of September 30, 2019, there remained approximately $220 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close on the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund (“VAMF”) to which the partnership had committed $300 million. As of September 30, 2019, there remained approximately $200 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion third BSREP fund to which the partnership has committed $1.0 billion. As of September 30, 2019, there remained approximately $765 million of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 31. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Hedging item(1)	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2019	Interest rate caps of US$ LIBOR debt	$7,763	2.7% - 6.0%	Nov. 2019 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	3,077	1.6% - 2.7%	Feb. 2020 - Feb. 2024	(78)
	Interest rate caps of £ LIBOR debt	1,650	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	65	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	106	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	181	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.30% - 4.85%	Mar. 2024	(8)
	Cross currency swaps of US$ LIBOR Debt	508	4.74% - 4.97%	Oct. 2021 - Jul. 2023	(8)
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)

(1)	As of September 30, 2019, included in derivative liabilities is $83 million of fair value loss relating to settled interest rate swaps that are being amortized over the term of the associated debt.

For the three and nine months ended September 30, 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil and $2 million (2018 - nil and $17 million).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	$11
	Net investment hedges		£3,281	£0.74/$ - £0.91/$	Oct. 2019 - Sep. 2021	(38)
	Net investment hedges	A$	479	A$1.38/$ - A$1.48/$	Oct. 2019 - Mar. 2021	9
	Net investment hedges	C¥	475	C¥6.75/$ - C¥6.98/$	Apr. 2020 - Dec. 2020	3
	Net investment hedges	C$	355	C$1.28/$ - C$1.34/$	Oct. 2019 - Jun. 2020	2
	Net investment hedges	₩	1,038,405	₩1,114.85/$ - ₩1,174.30/$	Aug. 2019 - Jun. 2020	24
	Net investment hedges	Rs	5,607	Rs71.78/$ - Rs72.55/$	Mar. 2020 - Apr. 2020	(1)
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2020	—
	Cross currency swap on C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(20)
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	$13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)

For the three and nine months ended September 30, 2019 and 2018, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2019	Interest rate caps	$6,492	3.0% - 5.8%	Oct. 2019 - Sep. 2024	$—
	Interest rate swaps on forecasted fixed rate debt	1,610	2.7% - 6.4%	Nov. 2019 - Sep. 2031	(226)
	Interest rate swaps of US$ LIBOR debt	1,803	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(12)
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2

For the three and nine months ended September 30, 2019, the partnership recognized fair value losses, net of approximately $(29) million and $(122) million (2018 - gains of $18 million and $71 million), respectively, related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)	Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Sep. 30, 2019		Dec. 31, 2018
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests(1)	FVTPL	$—	$—	$268	$268
Loans and notes receivable	Amortized cost	321	321	1,055	1,055
Other non-current assets
Securities - FVTPL	FVTPL	1,081	1,081	239	239
Derivative assets	FVTPL	7	7	13	13
Securities - FVTOCI	FVTOCI	117	117	260	260
Restricted cash	Amortized cost	160	160	161	161
Current assets
Derivative assets	FVTPL	116	116	234	234
Accounts receivable(2)	Amortized cost	523	523	808	808
Restricted cash	Amortized cost	294	294	631	631
Cash and cash equivalents	Amortized cost	2,141	2,141	3,288	3,288
Total financial assets		$4,760	$4,760	$6,957	$6,957
Financial liabilities
Debt obligations(3)	Amortized cost	$53,471	$54,219	$63,964	$64,561
Capital securities	Amortized cost	2,145	2,152	2,572	2,578
Capital securities - fund subsidiaries	FVTPL	884	884	813	813
Other non-current liabilities
Loan payable	FVTPL	66	66	24	24
Accounts payable	Amortized cost	413	413	1,770	1,770
Derivative liabilities	FVTPL	103	103	159	159
Accounts payable and other liabilities
Accounts payable and other(4)	Amortized cost	2,784	2,784	3,255	3,255
Derivative liabilities	FVTPL	447	447	181	181
Total financial liabilities		$60,313	$61,068	$72,738	$73,341

(1)	In the third quarter of 2019, the partnership sold its participating loan interests.

(2)
Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $35 million and $14 million as of September 30, 2019 and December 31, 2018, respectively.

(3)
Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $1,069 million and $153 million as of September 30, 2019 and December 31, 2018, respectively.

(4)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $49 million and $10 million as of September 30, 2019 and December 31, 2018, respectively.

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2019				Dec. 31, 2018
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests(1)	$—	$—	$—	$—	$—	$—	$268	$268
Securities - FVTPL	—	—	1,081	1,081	—	—	239	239
Securities - FVTOCI	—	—	117	117	—	—	260	260
Derivative assets	—	123	—	123	—	247	—	247
Total financial assets	$—	$123	$1,198	$1,321	$—	$247	$767	$1,014

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$884	$884	$—	$—	$813	$813
Derivative liabilities	—	550	—	550	—	340	—	340
Loan payable	—	—	66	66	—	—	24	24
Total financial liabilities	$—	$550	$950	$1,500	$—	$340	$837	$1,177

(1)	In the second quarter of 2019, the partnership reclassified its participating loan interests to assets held for sale.

There were no transfers between levels during the three and nine months ended September 30, 2019 and the year ended December 31, 2018.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of September 30, 2019 and December 31, 2018:

	Sep. 30, 2019		Dec. 31, 2018
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$767	$837	$835	$836
Acquisitions	870	—	201	—
Dispositions	(124)	—	(7)	(2)
Fair value gains, net and OCI	108	113	(14)	4
Other	(423)	—	(248)	—
Balance, end of period	$1,198	$950	$767	$838

NOTE 32. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three and nine months ended September 30, 2019 was $25 million (2018 - $25 million) and $73 million (2018 - $73 million), respectively. The equity enhancement distribution for the three and nine months ended September 30, 2019 was $6 million (2018 - $1 million) and $20 million (2018 - $1 million), respectively.

In connection with the issuance of preferred equity units of the operating partnership to a third party in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of preferred equity units from the unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Balances outstanding with related parties:
Participating loan interests(1)	$—	$268
Net (payables)/receivables within equity accounted investments	(98)	(26)
Loans and notes receivable(2)	125	54
Receivables and other assets	26	50
Deposit and promissory note from Brookfield Asset Management	—	(733)
Promissory note from a fund managed by Brookfield Asset Management	(190)	—
Property-specific debt obligations	(325)	(231)
Loans and notes payable and other liabilities	(204)	(50)
Capital securities held by Brookfield Asset Management(3)	—	(420)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)	In the third quarter of 2019, the partnership sold its participating loan interest.

(2)
At September 30, 2019, includes $39 million (December 31, 2018 - $54 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(3)	During the nine months ended September 30, 2019, $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred shares, held by Brookfield Asset Management, were redeemed.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Transactions with related parties:
Commercial property revenue(1)	$6	$4	$19	$14
Management fee income	7	1	23	4
Participating loan interests (including fair value gains, net)	1	13	49	45
Interest expense on debt obligations	18	9	47	29
Interest on capital securities held by Brookfield Asset Management	—	16	8	54
General and administrative expense(2)	55	57	142	153
Construction costs(3)	81	64	343	289
Incentive fees	13	—	65	—

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)
Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the third quarter of 2019, the partnership sold an approximate 81% interest in a retail asset and an approximate 77% interest in a multifamily development to a Brookfield-sponsored fund. The partnership retains control over and will continue to consolidate these assets after the sale.
NOTE 33. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively.  The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc. and the holding entities:

(US$ Millions) For the three months ended Sep. 30, 2019	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$4	$30	$—	$12	$439	$33	$1,499	$2,017
Net income attributable to unitholders(1)	235	67	(178)	—	12	474	4	(140)	474
For the three months ended Sep. 30, 2018
Revenue	$—	$4	$28	$—	$3	$344	$15	$1,434	$1,828
Net income attributable to unitholders(1)	155	299	(980)	—	—	380	(5)	531	380

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the nine months ended Sep. 30, 2019	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$27	$90	$—	$31	$1,711	$311	$3,946	$6,116
Net income attributable to unitholders(1)	459	230	420	—	(20)	934	520	(1,609)	934
For the nine months ended Sep. 30, 2018
Revenue	$—	$18	$103	$—	$3	$807	$30	$4,138	$5,099
Net income attributable to unitholders(1)	549	409	(1,307)	—	—	1,444	(25)	374	1,444

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Sep. 30, 2019	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$4	$84	$—	$849	$8,539	$150	$(6,023)	$3,603
Non-current assets	14,035	11,722	23,188	—	421	27,729	2,033	24,545	103,673
Assets held for sale	—	—	—	—	—	—	—	1,780	1,780
Current liabilities	—	1,331	231	—	10	5,637	1,043	2,102	10,354
Non-current liabilities	—	3,814	5,975	—	1,057	2,693	663	38,419	52,621
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	1,118	1,118
Preferred equity	421	—	—	—	—	—	—	—	421
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	14,740	17,024
Equity attributable to unitholders(1)	$13,614	$6,581	$14,782	$—	$203	$27,938	$477	$(36,077)	$27,518

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2018	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$52	$151	$—	$596	$6,144	$330	$(1,163)	$6,110
Non-current assets	13,273	11,748	20,359	—	—	30,277	1,775	37,974	115,406
Assets held for sale	—	—	—	—	—	—	—	1,004	1,004
Current liabilities	—	2,806	678	—	593	5,731	1,834	(1,499)	10,143
Non-current liabilities	—	3,053	4,738	—	—	2,406	5	55,272	65,474
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	163	163
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	16,172	18,456
Equity attributable to unitholders(1)	$13,273	$5,941	$12,810	$—	$3	$28,284	$266	$(32,293)	$28,284

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 34. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with how the partnership now presents financial information to the CODM and investors. The partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s operating segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and nine months ended September 30, 2019 and 2018:

(US$ Millions)	Total revenue		FFO
Three months ended Sep. 30,	2019	2018	2019	2018
Core Office	$520	$526	$130	$114
Core Retail	431	145	169	71
LP Investments	1,064	1,157	65	45
Corporate	2	—	(103)	(107)
Total	$2,017	$1,828	$261	$123

(US$ Millions)	Total revenue		FFO
Nine months ended Sep. 30,	2019	2018	2019	2018
Core Office	$1,591	$1,577	$419	$374
Core Retail	1,173	145	497	300
LP Investments	3,344	3,374	210	200
Corporate	8	3	(316)	(313)
Total	$6,116	$5,099	$810	$561

The following summaries presents the detail of total revenue from the partnership’s operating segments for the three and nine months ended September 30, 2019 and 2018:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2019
Core Office	$292	$171	$2	$55	$520
Core Retail	267	75	—	89	431
LP Investments	493	82	470	19	1,064
Corporate	—	—	—	2	2
Total	$1,052	$328	$472	$165	$2,017

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2018
Core Office	$406	$86	$5	$29	$526
Core Retail	100	29	—	16	145
LP Investments	545	85	497	28	1,155
Corporate	—	—	—	2	2
Total	$1,051	$200	$502	$75	$1,828

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2019
Core Office	$1,063	$349	$8	$171	$1,591
Core Retail	785	221	—	167	1,173
LP Investments	1,583	239	1,458	64	3,344
Corporate	—	—	—	8	8
Total	$3,431	$809	$1,466	$410	$6,116

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2018
Core Office	$1,207	$265	$14	$91	$1,577
Core Retail	100	29	—	16	145
LP Investments	1,623	254	1,446	51	3,374
Corporate	—	—	—	3	3
Total	$2,930	$548	$1,460	$161	$5,099

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2019 and December 31, 2018:

	Total assets		Total liabilities
(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018	Sep. 30, 2019	Dec. 31, 2018
Core Office	$35,199	$34,095	$16,329	$15,033
Core Retail	31,197	29,658	15,582	13,749
LP Investments	42,580	58,610	27,432	41,604
Corporate	80	157	4,750	5,394
Total	$109,056	$122,520	$64,093	$75,780

The following summary presents a reconciliation of FFO to net income for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
FFO(1)	$261	$123	$810	$561
Depreciation and amortization of real estate assets	(72)	(70)	(211)	(201)
Fair value gains, net	449	556	(273)	1,943
Share of equity accounted income - non-FFO	232	(52)	877	33
Income tax expense	(191)	37	(217)	(49)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(205)	(214)	(52)	(843)
Net income attributable to unitholders(2)	474	380	934	1,444
Non-controlling interests of others in operating subsidiaries and properties	396	342	672	1,352
Net income	$870	$722	$1,606	$2,796

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 35. SUBSEQUENT EVENTS

On October 23, 2019, the partnership sold the majority of its Manhattan multifamily portfolio for approximately $1.2 billion which was presented in assets held for sale at September 30, 2019.

On November 1, 2019 the partnership purchased the remaining interests it didn’t previously own in four retail assets in the U.S. from its joint venture partner. This resulted in the partnership obtaining 100% ownership in the entities. Concurrently the partnership sold all of its interest in another retail asset to the same joint venture partner.

On November 5, 2019, the partnership exercised the option to convert its participating loan interests into direct ownership of a portfolio of properties in Australia that were directly owned by Brookfield Asset Management. The partnership will continue to account for its interests in these properties as a controlling interest in a subsidiary or an equity accounted interest in a jointly controlled entity.